CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

DYNAMIC APPLICATIONS CORP.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of DYNAMIC APPLICATIONS CORP. (the "Corporation") resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing Article FOUR so that, as amended, said Article shall be and read as follows:

The Corporation shall be authorized to issue twenty billion (20,000,000,000) shares of capital stock, of which nineteen billion nine hundred and eighty million (19,980,000,000) shares shall be shares of common stock, $0.00001 par value ("Common Stock") and twenty million (20,000,000) shares shall be shares of preferred stock, $0.00001 par value, which may be issued in one or more series ("Preferred Stock"). The Board of Directors of the Corporation is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to Section 151 of the Delaware General Corporation Law.

FURTHER RESOLVED: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be 21st day of July, 2011.

By: /s/ Asher Zwebner

Authorized Officer

Title: ___Chief Financial Officer_____

Name: __Asher Zwebner___________

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